Exhibit 99.1

PRESS RELEASE
Stockholm, Sweden, 30 September 2019

Sobi to acquire Dova Pharmaceuticals creating a global growth platform in haematology

Swedish Orphan Biovitrum AB (publ) (Sobi™) (STO:SOBI) today announced a definitive agreement to acquire Dova Pharmaceuticals, Inc. (NASDAQ:DOVA) by means of a tender offer. The consideration consists of an upfront payment of USD 27.50 per share in cash and, one non-tradeable Contingent Value Right (CVR).  The CVR entitles Dova shareholders to an additional USD 1.50 per share upon approval of Doptelet® for use in Chemotherapy-Induced Thrombocytopenia (CIT) by the US Food and Drug Administration (FDA). The upfront cash component of the offer represents a premium of 36 per cent based on Dova’s most recent closing price of USD 20.19. The transaction is valued at up to USD 915 million (approximately SEK 9.0 billion) on a fully diluted basis.

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The acquisition of Dova provides Sobi with Doptelet (avatrombopag), a differentiated on-market product in Chronic Immune Thrombocytopenia (ITP), a well established and growing market, for Chronic Liver Disease (CLD) and an ongoing phase 3 trial in Chemotherapy Induced Thrombocytopenia (CIT)

●	The acquisition of Dova will broaden the scope of Sobi’s product portfolio into haematology and enhance Sobi’s commercial presence in the United States
●	Doptelet will further diversify Sobi’s revenue base adding a new growth driver
●	Sobi will leverage its expertise and existing infrastructure in haematology to grow Doptelet across its indications by expanding patient access outside the US.

Dova Pharmaceuticals was founded in 2016 to commercialise Doptelet, a second generation small-molecule thrombopoietin receptor (TPO) agonist used in the treatment of thrombocytopenia by increasing platelet count. In May 2018, Doptelet was approved by the FDA for the treatment of thrombocytopenia in adult patients with Chronic Liver Disease (CLD) who are scheduled to undergo a procedure, and in June 2019 for Chronic Immune Thrombocytopenia (ITP) in adult patients who have had an insufficient response to a previous treatment. Doptelet was approved by the European Medicines Agency (EMA) for Chronic Liver Disease (CLD) in June 2019, and a European filing for the Chronic Immune Thrombocytopenia (ITP) indication is expected in 2020. ITP is a rare autoimmune bleeding disorder characterised by a low number of platelets.

Dova is also conducting a phase 3 trial in Chemotherapy-Induced Thrombocytopenia (CIT) which is a common side effect of chemotherapy that results in a low number of platelets. At present, there are no approved drugs to treat CIT.

Swedish Orphan Biovitrum AB (publ) Postal address SE-112 76 Stockholm, Sweden Phone: +46 8 697 20 00 | www.sobi.com	1 (4)

Strategic Rationale
The acquisition of Dova is the latest in a series of transformative transactions Sobi has conducted to broaden its haematology and immunology portfolios by adding commercial stage products and a late-stage pipeline. By acquiring Dova, Sobi will enhance its capabilities in the US market with key haematologist callpoints to further develop its existing franchises.

The current TPO market is estimated at USD 2.0 billion and represents an attractive commercial opportunity. Doptelet’s recent launch in ITP in the US is a first step to capturing significant market share in the mid-term. In addition, Doptelet has the potential to become the first-to-market drug to treat CIT .

“The cadence of upcoming launches and approvals across indications and regions that Doptelet provides, enables us to further accelerate growth in our haematology franchise”, said Guido Oelkers CEO and President at Sobi. “There is a large unmet medical need within thrombocytopenia and for us this is a great opportunity to be able to give patients access to new and improved treatments. Furthermore, we are excited to welcome the 125 professionals from Dova who will greatly strengthen Sobi’s haematology infrastructure and broaden our value chain in the US.”

Transaction Terms
Under the terms of the agreement, Sobi will commence a tender offer to purchase all outstanding shares of Dova for a purchase price of USD 27.50 per share in cash, as well as one CVR per share. The CVR will entitle the holder to an additional USD 1.50 per share at the time FDA approves Doptelet for the treatment of CIT. The tender offer is conditioned on the tender of a majority of the outstanding shares of Dova’s common stock. Any shares of Dova common stock not tendered will be acquired through a merger effected as soon as practicable following the tender offer closing, for the same per share consideration. Dova shareholders holding a majority of Dova’s currently outstanding shares, including Paul B. Manning and related entities, have agreed to tender their shares into the offer. The offer is also conditioned upon clearance under the Hart-Scott-Rodino Antitrust Improvements Act, as well as other customary closing conditions. The transaction is expected to close in Q4 2019.

Financing
The acquisition of Dova will be financed by a mix of existing cash resources and debt comprised of new committed credit facilities as well as Sobi’s existing credit facilities. The new financing consists of a SEK 3 billion term loan facility with a term of up to five years, and a EUR 280 million revolving credit facility with a term of up to five years, both arranged and made available by Danske Bank and Skandinaviska Enskilda Banken. The remaining part of the debt-financing is intended to be financed through Sobi’s existing credit facilities.

Swedish Orphan Biovitrum AB (publ) Postal address SE-112 76 Stockholm, Sweden Phone: +46 8 697 20 00 | www.sobi.com	2 (4)

Advisors
Morgan Stanley is acting as Sobi’s exclusive financial advisor and Cravath, Swaine & Moore LLP is acting as legal advisor to Sobi on this transaction. Mannheimer Swartling Advokatbyrå AB is acting as Swedish legal counsel in the transaction.

About Dova
Dova Pharmaceuticals was founded in 2016 to commercialise Doptelet® (avatrombopag) for the treatment of thrombocytopenia. Total revenue amounted to USD 10.4 million for 2018 with approximately 125 employees. Dova Pharmaceuticals’ portfolio comprises of one commercial product, Doptelet. Doptelet is an oral thrombopoietin (TPO) receptor agonist administered with food. Doptelet is approved by both United States Food and Drug Administration (FDA) and European Medicines Agency (EMA) for treatment of thrombocytopenia (low platelet counts) in adults with chronic liver disease (CLD). In June 2019, Doptelet was approved for chronic immune thrombocytopenia (ITP) by FDA, filing is expected in early 2020 in Europe. Chronic ITP is a rare autoimmune bleeding disorder characterised by low number of platelets, affecting approximately 60,000 adults in the United States.

About Sobi
At Sobi, we are transforming the lives of people affected by rare diseases. As a specialised international biopharmaceutical company, we provide sustainable access to innovative therapies in the areas of haematology, immunology and specialty care. We bring something rare to rare diseases – a belief in the strength of focus, the power of agility and the potential of the people we are dedicated to serving. The hard work and dedication of our approximately 1,300 employees around the globe has been instrumental in our success across Europe, North America, the Middle East, Russia and North Africa, leading to total revenues of SEK 9.1 billion in 2018. Sobi’s share (STO:SOBI) is listed on Nasdaq Stockholm. You can find more information about Sobi at www.sobi.com.

Important information

The tender offer for the outstanding shares of Dova common stock referenced in this press release has not yet commenced. This document is for informational purposes only and it is neither an offer to purchase nor a solicitation of an offer to sell shares of Dova’s common stock, nor is it a substitute for the tender offer materials that Sobi and Dova will file with the United States Securities and Exchange Commission (the “SEC”) on Schedule TO. At the time any such tender offer is commenced, Sobi will file a Tender Offer Statement, containing an offer to purchase, a form of letter of transmittal and other related tender offer documents with the SEC, and Dova will file a Solicitation/Recommendation Statement on Schedule 14D-9 relating to such tender offer with the SEC. Dova’s stockholders are strongly advised to read these tender offer materials carefully and in their entirety when they become available, as they may be amended from time to time, because they will contain important information about such tender offer that Dova’s stockholders should consider prior to making any decisions with respect to such tender offer. Once filed, stockholders of Dova will be able to obtain a free copy of these documents at the website maintained by the SEC at www.sec.gov.

Forward-looking statements

This communication may contain “forward-looking statements.” Forward-looking statements include all statements that are not historical facts, including, among other things, plans, strategies, expectations for the future, statements regarding the expected timing of filings and approvals relating to the transaction, the expected timing of the completion of the transaction and the ability to complete the transaction or to satisfy the various closing conditions. Words such as “anticipate(s)”, “expect(s)”, “intend(s)”, “plan(s)”, “target(s)”,

Swedish Orphan Biovitrum AB (publ) Postal address SE-112 76 Stockholm, Sweden Phone: +46 8 697 20 00 | www.sobi.com	3 (4)

“project(s)”, “believe(s)”, “will”, “aim(s)”, “would”, “seek(s)”, “estimate(s)” and similar expressions are intended to identify such forward-looking statements.

Forward-looking statements are based on Sobi’s current expectations and beliefs, and Sobi can give no assurance that its expectations or beliefs will be attained. These forward-looking statements are not a guarantee of future performance and are subject to a number of known and unknown risks, uncertainties and other factors that could cause actual results or events to differ, possibly materially, from the expectations or estimates reflected in such forward-looking statements, including, among others: the ability to consummate the transaction and to meet expectations regarding the timing and completion of the transaction; the risk that the tender offer is not consummated; the satisfaction or waiver of the other conditions to the completion of the transaction on the terms expected or on the anticipated schedule; the possibility that competing offers may be made; the contingent value right payment; Sobi’s ability to achieve the milestone that triggers the contingent value right payment; the financial condition, results of operations and business of Sobi and Dova; the risk that Sobi may be unable to achieve the anticipated benefits of the transaction; and general economic and market conditions.

The forward-looking statements contained in this document speak only as of the date of this document, and Sobi does not undertake any obligation to revise or update any forward-looking statements to reflect new information, future events or circumstances after the date of the forward-looking statement. If one or more of these statements is updated or corrected, investors and others should not conclude that additional updates or corrections will be made.

Telephone conference:
Due to the announcement of the acquisition financial analysts and media are invited to participate in a telephone conference today at 10:00 am CEST. The event will be hosted by Sobi’s CEO and President, Guido Oelkers, and the presentation will be held in English.

The presentation can be followed live, or afterwards on www.sobi.com. Slides used in the presentation will be made available on Sobi’s website prior to the telephone conference.

To participate in the telephone conference, please call:
SE: + 46 8 505 583 55
UK: +44 33 330 092 69
US: +1 646 7224 903

Click here to go to the live webcast.
The live event the webcast will be available on-demand via the same URL.

This information is information that Swedish Orphan Biovitrum AB (publ) is obliged to make public pursuant to the EU Market Abuse Regulation. The information was submitted for publication, through the agency of Linda Holmström, Corporate Communications and Investor relations at 8:00 CEST on 30 September 2019

For more information please contact

Paula Treutiger, Head of Communication & Investor Relations
+ 46 733 666 599
paula.treutiger@sobi.com

Linda Holmström, Corporate Communication & Investor Relations
+ 46 708 734 095
linda.holmstrom@sobi.com

Swedish Orphan Biovitrum AB (publ) Postal address SE-112 76 Stockholm, Sweden Phone: +46 8 697 20 00 | www.sobi.com	4 (4)